UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
www.sec.gov

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

None
(CUSIP Number)

August 24, 2007
(Date of Event which Requires Filing of this Statement)

Randolph S. Hudson
Post Office Box 103
Wyoming, New York 14591-0103
(585) 495-6914
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Parties identified in 17 CFR 240.13d -7 are to be sent copies of this schedule.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Randolph S. Hudson. Taxpayer Identification No. 26-0037021.

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds: OO (Stock Dividend)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	8,794,900

	8.	Shared Voting Power:	-0-

	9.	Sole Dispositive Power:	8,794,900

	10.	Shared Dispositive Power:	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,794,900 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 85.6%

14.	Type of Reporting Person: HC

ITEM 1. SECURITY AND ISSUER.

SECURITIES OF THE ISSUER. The Issuer is authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share, and is authorized to issue 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date for the event reported on this schedule, the Issuer agreed to issue 10,279,216 shares to the common stockholders of Cartoon Acquisition, Inc., a Delaware corporation, as at August 24, 2007. The Issuer's total issued and outstanding stock will be held by 421 persons of record.

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. As of the date of the event being reported on this schedule, the Issuer does not maintain a principal executive office; rather, the Issuer's corporate books and records are being maintained by the Issuer's principal executive officer (the Reporting Person) at his private residence. The Issuer is entitled to receive mail at Post Office Box 202, Wyoming, New York 14591-0202. The Issuer is entitled to receive telephone calls at (585) 495-6914.

ITEM 2. IDENTITY AND BACKGROUND.

     The name of the Reporting Person filing this schedule is Randolph S. Hudson. (Additional information on the Reporting Person is available at the SEC's web site under the Reporting Person's CIK, which is 0001294447.)

     The Reporting Person's residential mailing address is Post Office Box 103, Wyoming, New York 14591-0103.

     As at the filing date of this schedule, the table below sets forth the names and business addresses for each of the Reporting Person's present principal employers and his occupation(s) therewith:

	Name and Address of Employer	Principal Position	SEC CIK

1.	Cartoon Acquisition, Inc.	President, Secretary,	0001265869
	6767 West Tropicana Avenue	Treasurer, Director,
	Suite 204	(10%+) Beneficial
	Las Vegas, Nevada 89103-4760	Owner

2.	Diamine Tech Group, Inc.		0001361445
	6767 West Tropicana Avenue		(1)
	Suite 204	President, Secretary,
	Las Vegas, Nevada 89103-4760	Treasurer, Director

3.	Residential Income Properties, Inc.	Chairman of the Board,	0001397081
	Post Office Box 202	President, CEO,	(2)
	Wyoming, New York 14591-0202	Secretary, Treasurer,
		CFO, Director, (10%+)
		Beneficial Owner

4.	Montana Acquisition Corporation	President, Secretary,	0001124043
	6767 West Tropicana Avenue	Treasurer, Director,
	Suite 204	(10%+) Beneficial
	Las Vegas, Nevada 89103-4760	Owner

5.	Zonal Holding Co.		0001350106
	6767 West Tropicana Avenue		(3)
	Suite 204	President, Secretary,
	Las Vegas, Nevada 89103-4760	Treasurer, Director

6.	Atlantic First Holdings, Inc.		0001351458
	6767 West Tropicana Avenue		(4)
	Suite 204	President, Secretary,
	Las Vegas, Nevada 89103-4760	Treasurer, Director

7.	Distribution Management Services, Inc.		0001064270
	11601 Biscayne Boulevard
	Suite 201	Executive Advisor to
	North Miami, Florida 33181	the Board of Directors

8.	First Hudson Trust of New York		0001294448
	Post Office Box 103	Managing
	Wyoming, New York 14591-0103	Administrative Trustee

9.	Urban Chemistry, Inc.		None
	4535 West Sahara Avenue
	Suite 200	Executive Advisor to
	Las Vegas, Nevada 89102	the President

(1) Diamine Tech Group, Inc., a Delaware corporation, is the non-successive proponent to a merger transaction with Cartoon Acquisition, Inc.

(2) Residential Income Properties, Inc., a New York corporation, and the Issuer that is subject of this schedule, was a totally held subsidiary of Cartoon Acquisition, Inc., prior to its separation by virtue of a stock dividend distribution to Cartoon's stockholders declared on August 24, 2007.

(3) Zonal Holding Co., a Delaware corporation, is a subsidiary of Montana Acquisition Corporation.

(4) Atlantic First Holdings, Inc., a New Jersey corporation, is a totally held subsidiary of Montana Acquisition Corporation.

     During the five years preceding the filing date of this schedule, the Reporting Person has not been convicted in a criminal proceeding.

     During the five years preceding the filing date of this schedule, the Reporting Person has not been the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating the Reporting Person's cessation or desistance of any activities with respect to Federal or any states' securities laws.

     The Reporting Person is not the subject of any of the disqualification provisions that are enumerated in 17 CFR 230.262; the Reporting Person is not subject to statutory disqualification, as that term is defined in section 3(a)39 of the Act.

       The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities reported on this schedule were acquired by the Reporting Person through a distribution of the Issuer's stock, which was paid as a dividend by Cartoon Acquisition, Inc., a Delaware corporation, SEC File No. 000-50411, to all of its stockholders of record on August 24, 2007.

     No source or amount of funds or other consideration was used by the Reporting Person to acquire the stock subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities subject hereof.

     For any purpose related to taxation, the value per share of the Issuer's common stock was determined to be $0.0001 per share on the date of the stock dividend distribution.

ITEM 4. PURPOSE OF TRANSACTION.

     The securities reported on this schedule were acquired by the Reporting Person through a distribution of the Issuer's stock, which was paid as a dividend by Cartoon Acquisition, Inc., a Delaware corporation, SEC File No. 000-50411, to all of its shareholders of record on August 24, 2007.

     On August 24, 2007, the Issuer was spun-off from Cartoon Acquisition, Inc., a Delaware corporation, as the result of a stock dividend that was distributed to Cartoon's stockholders. The record date for the spin-off was August 24, 2007. Cartoon's stockholders received one share of the Issuer's common stock for every one share of Cartoon common stock owned by them at the close of business on August 24, 2007. The date of the distribution of the Issuer's common stock was August 24, 2007.

      As of the filing date hereof, the Issuer does not own a subsidiary.

     The transaction reported on this schedule does not involve the sale or transfer of any of the Issuer's assets. However, under the separation and distribution agreement between Cartoon Acquisition, Inc. and the Issuer, the Issuer was deemed to have acquired (or, as applicable, retained) complete and sole beneficial ownership over all of its assets, together with all rights, powers, and privileges incident thereto, and was deemed to have assumed all of its liabilities, and all duties, obligations, and responsibilities incident thereto.

     As the result of the spin-off, the Issuer's Board of Directors and management remained unchanged. Prior to the spin-off, the Reporting Person served as the principal executive officer, principal financial officer, and a director of the Issuer.

     The Reporting Person contemplates a change in the members of the Issuer's Board of Directors and/or in the Issuer's senior executive management within three months following the filing date of this schedule; however, the identity of the individuals to be nominated and/or elected to serve on the Issuer's Board of Directors or as senior executive officers remains undetermined.

     The Reporting Person has no intention to change the dividend policy of the Issuer and does not intend to amend the Issuer's Certificate of Incorporation beyond the filing date of this schedule, with the single exception of changing the Issuer's registered agent in the State of New York to occur within 60 days following the filing date hereof.

     As of the filing date of this schedule, the Issuer is authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.

     As of the filing date hereof, the Reporting Person does not intend to compel the Issuer to change its business or corporate structure. Prior to the spin-off, the Issuer was in the business of leasing residential income properties to qualified lessees through a variety of different leasing and financing plans. The Board of Directors of Cartoon Acquisition, Inc. determined the Issuer's spin-off would allow the Issuer to build and develop its operations as an independent entity.

     It is not the intention of the Reporting Person to compel the Issuer to file a registration statement with the SEC under the Investment Company Act of 1940 in the near future.

     As of the date hereof, the Issuer has not issued any class of its securities, either in equity or in debt, or any debt instruments, that trade on any national or regional exchange or that are quoted on any electronic intermediary quotation system. However, it is the Reporting Peron's intent to compel the Issuer to initiate a quotation of its common stock on the over-the-counter market within three months beyond the filing date of this schedule. In order to further the Issuer's objectives in regard to the tradability of its common voting equity securities, it may be necessary for the Issuer to register a class of its securities pursuant to the registration requirements of the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

     There is nothing contained in the Issuer's Certificate of Incorporation, as amended, as such is on file with the Secretary of State of the State of New York, and, there is nothing contained in the Issuer's Bylaws, which would impede the acquisition of control of the Issuer by any person.

     As an obligation pursuant to 17 CFR 240.13d -7, a certified copy of this filing must be mailed to the Issuer at its principal executive office.

     The Reporting Person reserves the right to amend this schedule, if necessary, to include further information regarding the matters subject herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number and corresponding percentage of the Issuer's common stock the Reporting Person owns as the result of the transaction being reported on this schedule are 8,794,900 shares, or approximately 85.6% . The Reporting Person is not a member of any voting group, or other arrangement in respect of the Issuer's securities, relating to his direct beneficial ownership of the Issuer's securities being reported on this schedule.

     The Reporting Person does not share the power to vote, or to direct the vote, and does not share the power to dispose of, or to direct the disposition of, 8,794,900 shares of the Issuer's common stock. There are no persons that share the Reporting Person's power to vote, and to direct the power to vote, or hold the power to dispose of, and to direct the power to dispose of, shares of the Issuer's common voting equity securities.

     With the single exception of the transaction being reported on this schedule, neither the Issuer nor the Reporting Person have been involved in, nor have either of them been the subject of, any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of the events being reported on this schedule.

     No person or entity, other than the Reporting Person hereunder is known to have the right to receive, nor the power to direct the right to receive dividends from, or the proceeds from the sale of, the Issuer's securities, for those shares of the Issuer's common stock being reported on this schedule. As of the date of this schedule, the Reporting Person is not entitled under any right, option agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor, to the best knowledge of the Reporting Person, is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and between any other person or entity, with regard to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

       There are no materials filed as exhibits to this schedule.

     The Reporting Person, as of the date of the event described herein, further agrees (a) to timely file an amendment that reflects a change in the facts or events, individually or collectively, or that represents a fundamental change in the information contained in this schedule, (b) to include any other information or materials to be filed as exhibits that may be pertinent to the events described in this schedule and obtained by the Issuer or the Reporting Person on a date beyond the date of this schedule, and (c) as the result of any response to any comments received by the Issuer or the Reporting Person from the SEC in regard to the matters disclosed on this schedule.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I am aware, by my knowledge of Federal laws, that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.

DATED: February 6, 2008